January 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee, Megan Miller and John M. Ganley

Re:	PennantPark Floating Rate Capital Ltd.

Registration Statement on Form N-2

File Number 333-215111

Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephone calls on January 12, 2017 between Ms. Ashley Vroman-Lee of the Staff and William Tuttle and Elizabeth Reale of Dechert LLP, outside counsel to the Company, and between Ms. Megan Miller of the Staff and Mr. Tuttle regarding the Company’s Registration Statement on Form N-2 (Registration No. 333-215111) (the “Registration Statement”) and the prospectus included therein. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS

General

1.	We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:

The Company acknowledges the Staff’s comment.

United States Securities and Exchange Commission January 17, 2017 Page 2

2.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them.

Response:

The Company respectfully submits that the Registration Statement is complete with the exception of stockholder transaction fee information in the Fees and Expenses table and other information that may be omitted under the Securities Act because it is dependent on the public offering price of any offering of securities under the Registration Statement. This information will be included where applicable in the prospectus supplement for any offering of securities pursuant to the Registration Statement.

Fees and Expenses

3.	We note that the sales load is to be completed by a prospectus supplement. Please state supplementally if the sales load and other transaction expenses are greater than ten percent (10%).

Response:

The Company respectfully submits that it does not expect the sales load and other transaction expenses to exceed ten percent (10%).

Risk Factors – Risks Relating to Our Business and Structure – Because we intend to distribute substantially all of our income to our stockholders to maintain our tax status as a RIC, we will need to raise additional capital to finance our growth. If funds are not available to us, we may need to curtail new investments, and our comments stock could decline.

4.	Please delete the word “generally” from the first sentence of the second paragraph of the above-captioned risk factor.

Response:

As requested, the Company will eliminate the word “generally” from the first sentence of the second paragraph of the above-captioned risk factor in a prospectus filed pursuant to Rule 497 under the Securities Act on the date of the effectiveness of the Registration Statement (the “497 Prospectus”).

Risk Factors – Risks Relating to Our Business and Structure – Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.

5.	Under “Additional Common Stock,” we note the statement that there is an “extensive” process to determine the quarterly NAV per share of the Company’s common stock. Please summarize that process and include a cross-reference to “Determination of Net Asset Value.”

United States Securities and Exchange Commission January 17, 2017 Page 3

Response:

As requested, the Company will summarize the process to determine the quarterly NAV per share of the Company’s common stock and include a cross-reference to “Determination of Net Asset Value” in the 497 Prospectus.

Risk Factors – Risks Relating to Our Business and Structure – We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.

6.	We note the statement that “Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may also carry leverage related risks.” Briefly describe these leverage-related risks.

Response:

As requested, the Company will briefly describe those leverage-related risks in the 497 Prospectus.

Risk Factors – Risks Relating to Our Business and Structure – There are significant potential conflicts of interest which could impact our investment returns.

7.	We note the statements that “There are significant potential conflicts of interest which could impact our investment returns” and that certain “arrangements may create conflicts of interest that our board of directors must monitor.” Please confirm supplementally that there are internal procedures in place to ensure that the Company is not at a disadvantage or treated unfairly and for the board of directors to monitor potential conflicts of interest due to these arrangements.

Response:

The Company hereby confirms that it and the Investment Adviser have in place internal procedures designed to reasonably ensure that the Company is not disadvantaged or treated unfairly and for the board of directors to monitor potential conflicts of interest due to these arrangements.

8.	We note the disclosure that the Company “may co-invest on a concurrent basis with any other affiliates that the Investment Adviser currently has or forms in the future.” Please advise us whether the Company has received exemptive relief for certain negotiated co-investment transactions.

United States Securities and Exchange Commission January 17, 2017 Page 4

Response:

The Company respectfully submits that it received an exemptive order on April 15, 2014 (File No. 812-14134) with respect to certain negotiated co-investment transactions.

9.	We note the statement that “there may be times when the management team of the Investment Adviser has interests that differ from those of our stockholders, giving rise to a conflict.” Please clarify how the interests differ between the Investment Adviser and the stockholders.

Response:

As requested, the Company will include clarifying disclosure in the 497 Prospectus.

Risk Factors – Risks Relating to Our Business and Structure – We are subject to risks associated with cybersecurity and cyber incidents.

10.	Please disclose how the Company is mitigating cybersecurity risks.

Response:

As requested, the Company will include in the 497 Prospectus disclosure regarding how it mitigates cybersecurity risks.

Risk Factors – Risks Related to Our Investments – Our investments in prospective portfolio companies may be risky, and you could lose all or part of your investment.

11.	Under “4. Equity Investments” we note the statement that the Company “may hold equity investments in partnerships through a taxable subsidiary for federal income tax purposes.” Please disclose any taxable subsidiary that holds equity investments in partnerships.

Response:

The Company respectfully submits that its taxable subsidiary that holds equity investments in partnerships, PFLT Investment Holdings, LLC, is disclosed in Item 28. The Company will disclose, in future filings, the names of taxable subsidiaries that hold equity investments in partnerships.

United States Securities and Exchange Commission January 17, 2017 Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations

12.	Please confirm that the Company has a reasonable belief that its assets as of September 30, 2016 provided adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

Response:

The Company represents that it reasonably believes that its assets as of September 30, 2016 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments, which totaled $20.0 million as of such date. The bases for the Company’s belief are primarily that (i) the Company maintained cash and cash equivalents of $28.9 million as of September 30, 2016 and (ii) the Credit Facility permitted additional borrowings of more than $100.0 million as of September 30, 2016.

Senior Securities

13.	Refrain from using the word “senior” in the title of any notes of the Company, or when describing and/or identifying their ranking, if the notes are not senior in right or repayment to other notes outstanding at the time of issue.

Response:

As requested, the Company will refrain from using the word “senior” in the title of any notes of the Company, or when describing and/or identifying their ranking, if the notes are not senior in right or repayment to other notes outstanding at the time of issue.

Business – Legal Proceedings

14.	Please remove the phrases “in the ordinary course of business” and “incidental to the normal course of business” from the disclosure in this section.

Response:

As requested, the Company will eliminate the phrases “in the ordinary course of business” and “incidental to the normal course of business” in the 497 Prospectus.

Investment Objectives and Policies – Investment Policy Overview

15.	Please add to this section the disclosure regarding the term “junk bonds” appearing elsewhere in the Registration Statement.

United States Securities and Exchange Commission January 17, 2017 Page 6

Response:

As requested, the Company will add to this section the disclosure regarding the term “junk bonds” appearing elsewhere in the Registration Statement.

Portfolio Companies

16.	Please confirm that the portfolio companies table complies with Item 8.6(a)(4) of Form N-2 with respect to the general terms of all loans to portfolio companies.

Response:

As requested, the Company will disclose the general terms (the basis point spread above an index or fixed rate, as applicable, and the maturity date) of each loan in the portfolio companies table included in the 497 Prospectus.

Determination of Net Asset Value

17.	Please add additional disclosure regarding the inputs into determination of fair value of investments. Please also advise the Staff whether the Company has the authority to issue shares below NAV.

Response:

As requested, the Company will add additional disclosure regarding the inputs into determination of fair value of investments in the 497 Prospectus. The Company hereby confirms that it does not currently have the authority to issue shares below NAV.

PART C – OTHER INFORMATION

Item 34. Undertakings

18.	Please confirm supplementally that the Company will file an unqualified validity opinion and underwriting agreement in connection with any offering pursuant to the Registration Statement.

Response:

As requested, the Company will file in a post-effective amendment to the Registration Statement an unqualified validity opinion and underwriting agreement in connection with any offering pursuant to the Registration Statement.

United States Securities and Exchange Commission January 17, 2017 Page 7

ACCOUNTING COMMENTS

19.	We note your disclosure regarding settlement of proceeds of $3.3 million in the fiscal year ended September 30, 2016. In future filings, please provide the disclosure required by Item 303(a)(3) of Regulation S-K regarding unusual or infrequent events or transactions.

Response:

As requested, the Company will include in the management’s discussion and analysis of financial condition and results of operations in the 497 Prospectus and disclosures accompanying future audited financial statements the disclosures required by Item 303(a)(3) of Regulation S-K regarding unusual or infrequent events or transactions.

20.	Please confirm whether there were any changes in the valuation techniques of the Level 3 investments that should be disclosed in accordance with ASC 820-10-50-2.

Response:

The Company hereby confirms that there were no changes in the valuation techniques of the Level 3 investments that should be disclosed in accordance with ASC 820-10-50-2.

21.	We note the disclosure on page 60 of the Company’s Annual Report on Form 10-K that “As a result, any change in any one of these factors may have a significant impact on the valuation of an investment.” In future financial statements, please consider disclosing whether a change in these factors would result in a higher or lower value.

Response:

As requested, in connection with future financial statements, the Company will consider disclosing whether such a change would result in a higher or lower value.

22.	We note the tables on page 61 of the Company’s Annual Report on Form 10-K. In future filings, please include rows for each of first lien, second lien and subordinated debt/corporate notes in the tables regarding the characterization of the Level 3 valuation techniques, unobservable inputs and ranges.

Response:

As requested, the Company will include in future financial statements rows for each of first lien, second lien and subordinated debt/corporate notes in the tables regarding the characterization of the Level 3 valuation techniques, unobservable inputs and ranges.

United States Securities and Exchange Commission January 17, 2017 Page 8

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC

Aviv Efrat, PennantPark Floating Rate Capital Ltd.

Thomas J. Friedmann, Dechert LLP